

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Peter Andreski
Global Corporate Controller, Chief Accounting Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

Re: Visa Inc.
      Form 10-K for Fiscal Year Ended September 30, 2022
      File No. 001-33977

Dear Peter Andreski:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services